UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No._)*

DERMTECH, INC.
(Formerly known as Constellation Alpha Capital Corp.)
(Name of Issuer)

Common Stock, $.0001 Par Value Per Share
(Title of Class of Securities)

24984K105
(CUSIP Number)

With a copy to:

HLM Venture Partners IV, L.P. c/o HLM Venture Partners 116 Huntington Avenue Boston, MA 02116 Attn: Michael Wong, CFO 617-266-0300	Arent Fox LLP Prudential Tower Boston, MA 02199 Attn: Michael Andresino, Esq. 617-973-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See –§240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS
HLM Venture Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
615,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
615,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
615,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS
HLM Venture Associates IV, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
615,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
615,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
615,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS
Edward Cahill

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
615,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
615,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
615,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS
Peter Grua

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
615,385

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
615,385

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
615,385

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.14%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of DermTech, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 11099 North Torrey Pines Road, Suite 100, LaJolla, CA 92037.

As further described in Item 4 below, the Issuer was formerly known as Constellation Alpha Capital Corp. (“CNAC”), a company previously incorporated in the British Virgin Islands.  Effective August 27, 2019, in connection with the transactions described in Item 4 below, CNAC was re-domiciled out of the British Virgin Islands and continued as a corporation incorporated in the State of Delaware. Effective August 29, 2019, as part of such transactions, CNAC changed its corporate name to “DermTech, Inc.”

Item 2.	Identity and Background.

This statement is being filed jointly by the following persons (collectively, the “Reporting Persons”):

(i)	HLM Venture Partners IV, L.P., a Delaware limited partnership that was organized and capitalized as a collective investment vehicle for its partners (“HLM IV”);

(ii)	HLM Venture Associates IV, LLC, a Delaware limited liability company that serves as the general partner of HLM IV (the “General Partner”);

(iii)	Edward Cahill, a Massachusetts resident and United States citizen, who serves as one of two Class A Members of the General Partner (“Mr. Cahill”); and

(iv)	Peter Grua, a Massachusetts resident and United States citizen, who serves as the other Class A Member of the General Partner (together with Mr. Cahill, the “Class A Members”).

Additionally, in connection with the transactions reported herein, Enrico Picozza, a Class B Member of the General Partner (“Mr. Picozza”), was appointed to the Board of Directors of the Issuer.

The principal executive office of HLM IV and the General Partner, and the business address of the Class A Members and Mr. Picozza, is c/o HLM Venture Partners, 116 Huntington Avenue, Boston, MA 02116.

During the last five years, none of the Reporting Persons nor Mr. Picozza (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor (ii) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock beneficially owned by the Reporting Persons were acquired in connection with the transactions described in Item 4 below, the text of which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

HLM IV and the Issuer, then known as CNAC, entered into a Subscription Agreement on August 1, 2019 (the “Subscription Agreement”).  Under the Subscription Agreement, HLM IV agreed to purchase 1,230,769 shares of CNAC’s common stock (before adjusting for the one-for-two reverse stock split described below) at a price of $3.25 per share (before adjusting for such reverse stock split), for an aggregate subscription amount of $4,000,000.

The Subscription Agreement was one of a series of subscription agreements CNAC entered into with several institutional investors as well as certain existing investors in DermTech Operations (defined below), pursuant to which such investors agreed to purchase common and preferred shares of CNAC, collectively referred to as the “PIPE Shares,” in a private placement through which CNAC would raise an aggregate of approximately $24,000,000, less certain offering expenses payable by CNAC.  The purpose of the sale of the PIPE Shares was to raise additional working capital for the Issuer following the consummation of the business combination transactions described below.  The consummation of the sale and purchase of the PIPE Shares was contingent upon the substantially concurrent consummation of such business combination transactions.

On May 29, 2019, CNAC, DT Merger Sub, Inc., a wholly-owned subsidiary of CNAC (“Merger Sub”), and DermTech, Inc., an existing Delaware corporation now known as DermTech Operations, Inc. (“DermTech Operations”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub would merge with and into DermTech Operations (the “Merger”), with DermTech Operations surviving the Merger as a wholly-owned subsidiary of CNAC (collectively with the transactions related thereto, the “Transactions”).  In connection with the Transactions, CNAC also would (i) complete a domestication through which CNAC would discontinue its existence as a company incorporated in the British Virgin Islands, and continue its existence as a corporation incorporated in the State of Delaware, (ii) change its name to “DermTech, Inc.,” and (iii) effect a one-for-two reverse stock split of all of CNAC’s issued and outstanding shares of common stock (the “Reverse Split”).

On August 27, 2019, CNAC’s shareholders approved the Merger Agreement and the other necessary components of the Transactions at a special meeting of CNAC’s shareholders.

On August 29, 2019, (i) CNAC, Merger Sub and DermTech Operations consummated the Merger, pursuant to which DermTech Operations became a wholly-owned subsidiary of CNAC, which then changed its name to “DermTech, Inc.,” the entity referred to in this report as the Issuer, and (ii) CNAC consummated the sale and issuance of the PIPE Shares, including the sale of 1,230,769 shares of CNAC common stock to HLM IV, which became 615,385 shares of Common Stock of the Issuer following the Reverse Split.

HLM IV acquired such shares of Common Stock, for an aggregate purchase price of $4,000,000, by borrowing under its existing line of credit. Such borrowings will be repaid in the ordinary course utilizing the proceeds of capital contributions made to HLM IV by its partners.

Pursuant to the Subscription Agreement, the Issuer, the subscribers for the PIPE Shares, including HLM IV, and certain other shareholders of the Issuer entered into a Registration Rights Agreement dated August 29, 2019 (the “Registration Rights Agreement”).  Under the Registration Rights Agreement, the Issuer agreed to file with the Commission (at the Issuer’s expense) a resale shelf registration statement registering the PIPE Shares for resale (the “Registration Statement”), and to use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof.  In addition to the resale shelf registration, the Registration Rights Agreement also provides for certain “demand” and “piggy-back” registration rights for the investors party thereto.

Shortly after the consummation of the Transactions on August 29, 2019, Mr. Picozza was appointed to the Board of Directors of the Issuer.

The Reporting Persons consider the shares of Common Stock that they beneficially own as an investment made in the ordinary course of HLM IV’s business. The Reporting Persons intend to review on a continuing basis HLM IV’s investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may dispose of shares of Common Stock in the open market, in privately negotiated transactions, by distribution to HLM IV’s partners, or in any other lawful manner, including through one or more registered offerings pursuant to the Registration Rights Agreement.  Except as described above, the Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this report.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)          The Reporting Persons beneficially own an aggregate of 615,385 shares of Common Stock, representing approximately 5.14% of the 11,964,288 shares of Common Stock reported to be outstanding by the Issuer in its Current Report on Form 8-K filed with the Commission on September 5, 2019.  The Reporting Persons have shared power to direct the vote and the disposition of these shares of Common Stock.

(c)          Except for the information set forth in Item 4 above, which is incorporated herein by reference, the Reporting Persons have not effected any other transactions relating to the Common Stock.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described herein, including the description of the Subscription Agreement and the Registration Rights Agreement as set forth in Item 4 above (which descriptions are qualified in their entirety by reference to the full text of such agreements), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement – filed herewith.

Exhibit 99.2
Subscription Agreement – incorporated by reference to Exhibit 10.61 to Amendment No. 2 to the Registration Statement on Form S-4 (Reference No. 333-232181) filed with the Commission by CNAC on August 2, 2019.

Exhibit 99.3	Registration Rights Agreement – incorporated by reference to Exhibit 10.11 to the Current Report on Form 8-K filed with the Commission by the Issuer on September 5, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 9, 2019

HLM VENTURE PARTNERS IV, L.P.

By:	HLM Venture Associates IV, LLC,
its General Partner

By:	/s/ Edward Cahill
Edward Cahill, Class A Member

HLM VENTURE ASSOCIATES IV, LLC

By:	/s/ Edward Cahill
Edward Cahill, Class A Member

s/ Edward Cahill
Edward Cahill

/s/ Peter Grua
Peter Grua